UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.
No. 124 Caobao Road
Xuhui District
Shanghai 200235, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.
By:	/s/ May Wu
	Name:	May Wu
	Title:	Chief Financial Officer
Date: September 23, 2009

Exhibit Index
Exhibit 99.1 — Press Release
Exhibit 99.2 — Notice of Annual General Meeting
Exhibit 99.3 — Proxy Form
Exhibit 99.4 — Voting Instruction Card for American Depositary Shares

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